UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               FORM U-9C-3

                   QUARTERLY REPORT PURSUANT TO RULE 58





                            UNITIL CORPORATION
                   (Name of Registered Holding Company)


         6 Liberty Lane West, Hampton, New Hampshire  03842-1720
                 (Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART



Name of         Energy or   Date of      State of     Percentage Nature of
reporting       gas-related organization organization of voting  business
company         company                               securities
                                                      held
Unitil
 Corporation

 Unitil
  Resources, Inc. Energy     5/26/93         NH          100%      Energy
                                                                 Marketing &
                                                                 Consulting

Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

	Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services

A. Kingston-Warren Corporation Consulting. An agreement was signed as of December 30, 1994 between Unitil Resources and Kingston-Warren Corporation (K-W) under which Unitil Resources will assist K-W in the conduct of studies relating to alternatives to K-W's current retail power supply arrangements. No charges have been assessed to date on this contract.

B. Bangor Hydro Electric Consulting. During March 1997, Unitil Resources performed consulting work for Bangor Hydro Electric Company, which included furnishing a complete set of electronic Construction Standards in portable document format, suitable for electronic distribution and publishing over the Internet. During the second quarter of 1997, revenues of $6,200 were received on this contract.

C. Sale of Survey Information. During the first quarter of 1997, Unitil Resources, in partnership with The Delahaye Group (a New Hampshire-based market research firm), began to market and sell a report analyzing the New Hampshire Pilot Program, and which provided the results of a survey completed in late 1996 of Pilot Program participants. The two entities are equally dividing the revenues from the sale of these reports, which are priced at $5,000. To date, Unitil Resources has received $5,000 in revenues from the sale of two reports.

Energy Marketing Activities

A. New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This 24-month program allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. Revenues generated from this activity during the third quarter of 1997 were $138,329 and for the year-to-date were $333,762.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

	None.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate    Reporting
company      company      Types of   Direct     Indirect            Total
rendering    receiving    services   costs      costs      Cost of  amount
services     services     rendered   charged    charged    capital  billed

Unitil       Unitil       Energy     $7,356     $9,327      $0      $16,683
Service      Resources    Marketing
Corp.        Inc.          and
                          Consulting

	Staff involved in providing service to Unitil Resources, Inc.
(Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the third quarter of 1997 included regulatory, finance, accounting, marketing, energy management and administrative services.


                  ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                            (Dollars in Thousands)


Investments in Energy-related Companies:
   Total consolidated capitalization
   as of September 30, 1997                     $136,939
   Total capitalization multiplied by 15%         20,541

   Greater of $50 million or line 2                               $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                       10

         Total current aggregate investment                            10

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                    $49,990



Investments in Gas-related Companies

	None.


                        ITEM 5 - OTHER INVESTMENTS



                         Other              Other             Reason for
Major line of            investment in      investment in     difference in
energy-related           last U-9C-3        this U-9C-3       other
business                 report             report            investment

Energy Marketing         $10,000 *               $0               n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000. There has been no further investment.
















                 ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

                  A.  Financial Statements - Page 1 of 2


                         Unitil Resources, Inc.
            (A Wholly-owned Subsidiary of Unitil Corporation)

                           BALANCE SHEETS
                            (UNAUDITED)

                                             September 30,        December 31
ASSETS:                                 1997            1996            1996

Current Assets:
   Cash                                $20,696         $98,549         $2,491
   Accounts Receivable                 262,196          61,385         71,604
   Prepayments                             314               0              0
   Unbilled and Accrued Revenue         61,636          25,081         39,623
      Total Current Assets             344,842         185,015        113,718

Deferred Debits                             --          22,915             --

Total Assets                          $344,842        $207,930       $113,718

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Accounts Payable                    $67,921        $132,652       $102,806
   Notes Payable                       270,914               0              0
   Taxes Accrued & Other                   937           9,166        (44,206)
      Total Current Liabilities        339,772         141,818         58,600

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares          100             100            100
   Premium on Common Stock               9,900           9,900          9,900
   Retained Earnings                    (4,930)         56,112         45,118
      Total Stockholder's Equity         5,070          66,112         55,118

Total Liabilities and Equity          $344,842        $207,930       $113,718



                    ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

                     A.  Financial Statements - Page 2 of 2



                            Unitil Resources, Inc.
                (A Wholly-owned Subsidiary of Unitil Corporation)

                           STATEMENTS OF EARNINGS
                                (UNAUDITED)

                               Three Months Ended          Nine Months Ended
                                   September 30,             September 30,
                                1997         1996          1997         1996

Revenues:
  Service Revenues               $   --      $   --        $11,200    $15,427
  Electric Revenues             138,329      64,364        333,762     64,364
    Total Revenues              138,329      64,364        344,962     79,791

Operating Expenses:
   Purchased Power              147,659      78,524        402,700     78,524
   Administrative and General     6,110      32,678         19,543    467,138
     Total Operating Expenses   153,769     111,202        422,243    545,662

 Operating Income               (15,440)    (46,838)       (77,281)  (465,871)

 Nonoperating (Expense) Income   (3,186)      3,492         (4,972)    13,633

Earnings Before Income Taxes    (18,626)    (43,346)       (82,253)  (452,238)
Income Taxes:
   Current Federal               (6,328)    (13,820)       (26,448)  (142,998)
   Current State                 (1,303)     (3,058)        (5,757)   (31,656)
      Total Income Taxes         (7,631)    (16,878)       (32,205)  (174,654)

Net Income                     $(10,995)   $(26,468)      $(50,048) $(277,584)



B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Unitil Corporation


                                           By:    /s/  Gail A. Siart
                                                       Gail A. Siart
                                                         Treasurer

Dated:  November 7, 1997